EXHIBIT 99.1

Lakefront Announces Sale of Preclinical CAR-T Programs to Armed Cell Therapeutics

Previously announced wind-down of the legacy cell therapy activities is substantially complete

Mechelen, Belgium; October 14, 2026, 22.01 CEST; Lakefront Biotherapeutics NV (Euronext & NASDAQ: LKFT) today announced that it has completed the sale of its early-stage cell therapy pipeline to Armed Cell Therapeutics BV, a Belgium-based biotechnology company developing next-generation armed CAR-T therapies for cancer and formed by experienced executives Paul Stoffels, John Mellors and Peter Verhaeghe. The preclinical program is based on technology originated from, and research undertaken by AboundBio, which was acquired by Lakefront NV (previously Galapagos NV) in 2022. The terms of the agreement include an upfront payment of €8 million and the potential for up to $230 million in milestone payments and a low-single-digit royalty to Lakefront.

The transferred preclinical assets comprise multi-targeting and armed CAR-T constructs designed to improve the potency and persistence of CAR-Ts and prevent cancer treatment resistance in hematological and solid tumors of high unmet need. Armed Cell Therapeutics will independently advance these programs.

“I’m pleased we were able to complete this sale of the early-stage cell therapy programs as it provides a path to continue to advance these assets on behalf of patients. Additionally, it offers Lakefront shareholders the opportunity to benefit from their potential future progress by the experienced team at Armed Cell Therapeutics,” said Sooin Kwon, Chief Business Officer of Lakefront. “Lakefront continues to be in an enviable position with a rich legacy of innovation, an exciting newly established pipeline of T-cell engagers and a strong cash balance.”

Lakefront previously announced its intention to wind down its cell therapy activities following a comprehensive review of strategic alternatives. This process is substantially complete.

About Lakefront Biotherapeutics
Lakefront Biotherapeutics is a biotechnology company dedicated to building a differentiated pipeline of medicines for patients with serious diseases in areas of high unmet need. The Company has established a clinical‑stage portfolio in immunology and inflammation, anchored by gamgertamig, a potential first‑in‑class and best-in-class BCMAxCD3 T‑cell engager for autoimmune diseases. Backed by deep deal‑making expertise, operational flexibility, and a strong capital position, Lakefront identifies, acquires, and advances high‑quality assets with clear potential to deliver meaningful patient impact and long‑term shareholder value. For more information, visit https://www.lakefrontbio.com or follow us on LinkedIn or X.

For further information, contact Lakefront Biotherapeutics:
Investor Relations
Sherri Spear
+1 412 522 6418
sherri.spear@lakefrontbio.com

Richie Livingston
+1 312 636 7072
richie.livingston@lakefrontbio.com

Forward-looking statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” and “further,” as well as similar expressions. These statements include, but are not limited to, statements regarding Lakefront’s business development strategy, including the sale of its early-stage cell therapy pipeline to Armed Cell Therapeutics and the expected benefits of such sale; statements regarding Lakefront’s business and financial condition, including Lakefront’s cash position; statements regarding the wind-down of Lakefront’s cell therapy activities, including regarding the timing and completion thereof; statements regarding the potential attributes and benefits of the early-stage cell therapy pipeline; statements regarding Armed Cell Therapeutics’ ability to advance such product candidates into the clinical stage and; statements regarding the opportunity for Lakefront’s shareholders to benefit from such potential future progress by Armed Cell Therapeutics. Lakefront cautions the reader that forward-looking statements are based on Lakefront’s management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance, or achievements, or the industry in which Lakefront operates, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Lakefront’s results, performance, financial condition and liquidity, and the development of the industry in which Lakefront operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, those risks and uncertainties that can be found in Lakefront’s filings and reports with the Securities and Exchange Commission (“SEC”), including in Lakefront’s most recent annual report on Form 20-F filed with the SEC and Lakefront’s subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of Lakefront’s operations, financial condition and liquidity, or the industry in which Lakefront operates, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. Lakefront expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in Lakefront’s expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.